Fax

RECEIVED

2008 MAR 26 A 6:41

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

PROCESSED

MAR 28 2008

THOMSON FINANCIAL

SUPPL

To:

Attn: SEC Release

Fax: +12027729207

Date: 17.03.2008

From: Liberty International PLC

Headline: Annual report & accounts, Notice of AGM, proposed changes to Articles of Association and changes to Board

08001487

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dlw 3/27

Annual report & accounts, Notice of AGM, proposed changes to Articles of Association and changes to Board

LIBERTY INTERNATIONAL PLC ANNUAL REPORT 2007 AND NOTICE OF THE ANNUAL GENERAL MEETING, PROPOSED CHANGES TO ARTICLES OF ASSOCIATION AND CHANGES TO BOARD

A. ANNUAL REPORT 2007 AND NOTICE OF THE ANNUAL GENERAL MEETING

Copies of the Annual Report 2007 and Notice of the Annual General Meeting of the company to be held on Friday 18 April 2008 have been posted to shareholders and made available on the Company's website www.liberty-international.co.uk today.

They have also been submitted to the Financial Services Authority, and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7066 8333

B. PROPOSED CHANGES TO ARTICLES OF ASSOCIATION

The Notice of the Annual General Meeting contains two resolutions which propose changes to the Company's Articles of Association. A copy of the Articles of Association of the company showing the amendments proposed below will be available for inspection at the registered office of the company at 40 Broadway, London SW1H 0BT during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to the date of the Annual General Meeting. The Articles of Association as amended may also be inspected at the place of the Annual General Meeting at least 15 minutes prior to, and during, the meeting. A summary of the proposed changes is set out below:

1) Proposed changes with immediate effect (Resolution 17)

The Companies Act 2006, which is making a number of significant changes to English company law, is being implemented in phases. Certain changes took effect from 1 October 2007. The Directors believe it is in the best interests of the company to take immediate advantage of some of these new provisions by amending the Articles of Association as set out in this resolution (the "Revised Articles") with effect from the conclusion of the 2008 Annual General Meeting. These amendments update the company's current Articles of Association (the "Current Articles") to take account of changes in English company law in relation to Directors' indemnities and loans to fund expenditure.

The Companies Act 2006 has in some areas widened the scope of the powers of a company to indemnify Directors and to fund expenditure incurred in connection with certain actions against Directors. In particular, a company that is a trustee of an occupational pension scheme can now indemnify a Director against liability incurred in connection with the company's activities as trustee of the scheme. In addition, the existing exemption allowing a company to provide money for the purpose of funding a Director's defence in court proceedings now expressly covers regulatory proceedings and applies to associated companies.

Wording of resolution: "THAT the Revised Articles of Association of the company, to have effect from the conclusion of the meeting, as shown in a copy of the Articles of Association produced to the meeting and marked "C" for the purpose of identification and initialled by the Chairman, be and are hereby approved."

2) Proposed changes with effect from 1 October 2008 (Resolution 18)

As noted above, the Companies Act 2006 is being implemented in phases with the final phase coming into force on 1 October 2009. It is proposed to make further amendments to the Revised Articles with effect from 1 October 2008 as described below, to cater for changes being introduced by the Companies Act 2006 on that date relating to Directors' conflicts of interest.

The Companies Act 2006 sets out Directors' general duties. The provisions largely codify the existing law, but with some changes. Under the Companies Act 2006, from 1 October 2008 a Director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a Director becomes a Director of another company or a trustee of another organisation. The Companies Act 2006 allows Directors of public companies to authorise conflicts and potential conflicts where the Articles of Association contain a provision to this effect. The Companies Act 2006 also allows the Articles of Association to contain other provisions for dealing with Directors' conflicts of interest to avoid a breach of duty. The amended Revised Articles give the Directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when Directors decide whether to authorise a conflict or potential conflict. First, only independent Directors (i.e. those who have no interest in the matter being considered) will be able to take the relevant decision, and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

From 1 October 2008, it is also proposed that the amended Revised Articles should contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a Director being in breach of duty if a conflict of interest or potential conflict of interest arises.

These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors.

Wording of resolution: "THAT the amendments to the Revised Articles of Association of the company to have effect from 00.01am on 1 October 2008, as shown in a copy of the Revised Articles of Association produced to the meeting and marked "D" for the purpose of identification and initialled by the Chairman, be and are hereby approved."

C. CHANGES TO BOARD

Richard Cable and Lesley James, who are due to retire by rotation at the 2008 AGM, have decided not to seek re-election; Richard to concentrate on his new development role for the entire group, and Lesley has reached the end of her three year term. The Board thanks each of them for their valuable contribution as Directors.

Susan Folger
Company Secretary
Liberty International PLC

17 March 2008

ENDS

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